UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 79204 / November 1, 2016

Admin. Proc. File No. 3-17353

In the Matter of

SCANNER TECHNOLOGIES CORP.,
SEVILLE VENTURES CORP., and
THE DIGITAL DEVELOPMENT GROUP CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Scanner Technologies Corp., Seville Ventures Corp., or The Digital Development Group Corp., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Scanner Technologies Corp., Seville Ventures Corp., and The Digital Development Group Corp.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Scanner Technologies Corp., Seville Ventures Corp., and The Digital Development Group Corp. are revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Scanner Technologies Corp., Seville Ventures Corp., StarInvest Grp., Inc., and The Digital Dev. Grp. Corp.,* Initial Decision Release No. 1059 (Sept. 14, 2016), 114 SEC Docket 20, 2016 WL 4773164. The Central Index Key numbers are: 217222 for Scanner Technologies Corp.; 1527424 for Seville Ventures Corp.; and 1379699 for The Digital Development Group Corp.

INITIAL DECISION RELEASE NO. 1059
ADMINISTRATIVE PROCEEDING
File No. 3-17353

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of SCANNER TECHNOLOGIES CORP., SEVILLE VENTURES CORP., STARINVEST GROUP, INC., and THE DIGITAL DEVELOPMENT GROUP CORP.	INITIAL DECISION OF DEFAULT AS TO THREE RESPONDENTS September 14, 2016

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Jason S. Patil, Administrative Law Judge

SUMMARY

This initial decision revokes the registrations of the registered securities of Scanner Technologies Corp., Seville Ventures Corp., and The Digital Development Group Corp. (the Three Respondents) due to their failures to timely file required periodic reports with the Securities and Exchange Commission.[1]

INTRODUCTION

On July 20, 2016, the Commission initiated this proceeding with an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that the Three Respondents have securities registered with the Commission pursuant to Exchange Act Section 12(g) and are delinquent in their periodic filings. The Three Respondents were served with the OIP by July 28 and their answers were due August 10, 2016. *Scanner Techs. Corp.*, Admin. Proc. Rulings Release No. 4071, 2016 SEC LEXIS 2822, at *4 (ALJ Aug. 17, 2016). When the Three Respondents failed to file answers, I ordered them to show cause by August 29, 2016, why the registrations of their securities should not be revoked by default due to their failures to file answers or otherwise defend the proceeding. *Id.* at *4-5. To date, the Three

[1] This initial decision does not apply to Respondent StarInvest Group, Inc., with respect to which a summary disposition briefing schedule has been set. *See Scanner Techs. Corp.*, Admin. Proc. Rulings Release No. 4138, 2016 SEC LEXIS 3367 (ALJ Sept. 8, 2016).

Respondents have not filed answers, responded to the show cause order, or otherwise defended this proceeding.

FINDINGS OF FACT

The Three Respondents are in default for failing to file answers or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, I find the following allegations in the OIP to be true. *See* 17 C.F.R. § 201.155(a).

Scanner Technologies Corp., Central Index Key (CIK) No. 217222, is a revoked New Mexico corporation located in Minneapolis, Minnesota, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008. As of July 14, 2016, the company's common stock was quoted on OTC Link operated by OTC Markets Group Inc. (formerly "Pink Sheets") (OTC Link), had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Seville Ventures Corp., CIK No. 1527424, is a revoked Nevada corporation located in Byron, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended April 30, 2014, which reported a net loss of $20,855 for the prior six months. As of July 14, 2016, the company's common stock was quoted on OTC Link, had one market maker, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

The Digital Development Group Corp., CIK No. 1379699, is a Nevada corporation located in Los Angeles, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2014, which reported a net loss of $2,267,405 for the prior nine months. As of July 14, 2016, the company's common stock was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2- 11(f)(3).

In addition to their repeated failures to file timely periodic reports, the Three Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports. Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R.

§§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). The Three Respondents failed to file timely periodic reports and as a result violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

The Three Respondents' failures to file required periodic reports are serious because the failures constitute violations of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). The Three Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008). The Three Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance, and were therefore on notice, even before the OIP issued, of their obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, the Three Respondents have not answered the OIP, responded to the show cause order, or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations. They have also made no assurances against further violations.

For these reasons, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of the Three Respondents' registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Scanner Technologies Corp., Seville Ventures Corp., and The Digital Development Group Corp. are REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Commission Rule of Practice 360, 17 C.F.R. § 201.360. Pursuant to that rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

_____
Jason S. Patil
Administrative Law Judge